Exhibit 2.1

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated August 28, 2013, by and among LeMaitre Vascular, Inc., a Delaware corporation with an address at 63 Second Ave., Burlington, Massachusetts 01803 (the “Purchaser”) and InaVein, LLC, a Delaware limited liability company, with an address at 420 Bedford Street, Suite 130, Lexington, MA 02420 (the “Seller”).

W I T N E S S E T H:

WHEREAS, the Seller develops, manufactures, markets and sells devices relating to varicose vein removal, including the TRIVEX system, components and disposables for varicose vein removal (“TRIVEX”) and the TCI tumescent catheter inversion system (“TCI”) for the removal of the saphenous vein (collectively, the “Products”) and provides warranty and other services to repair the Products; and

WHEREAS, the Seller desires to convey, sell, transfer and assign to the Purchaser, and the Purchaser desires to purchase from the Seller, substantially all of the assets of the Seller on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Purchase and Sale of Assets.

Section 1.1. Sale of Assets. Subject to the terms and conditions of this Agreement, the Seller does hereby sell, transfer, convey, assign and set over (“Transfer”) to the Purchaser, and the Purchaser does hereby purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to any and all of its properties, rights, claims, contracts and assets, tangible or intangible, choate or inchoate, and wherever located (collectively, the “Assets”), excluding, however, the Excluded Assets (as defined below), and subject, in the case of Purchased Commitments (as defined below), to the terms thereof.

Section 1.2. Assets; Excluded Assets.

A. Assets. The term “Assets” shall include, without limitation, the Seller’s right, title and interest in and to any and all of the following:

1. Tangible Assets. All machinery, equipment, business machines, tooling, plant equipment, computers, trade show booth property, and other tangible assets or personal property (collectively, the “Tangible Assets”) of the Seller, wherever located, including without limitation those Tangible Assets of the Seller that are listed on Schedule 4.1(F).

2. Inventory. All inventories, including, without limitation, raw materials, components, work in process, finished goods, demonstration models, medical product inventories, including, without limitation, any inventory in the possession of third parties, including Seller’s Affiliates, and any consigned inventory, and administrative or other supplies (the “Inventory”), including, without limitation the inventory set forth on Schedule 1.2(A)(2).

3. Purchased Commitments. Those agreements, orders and other rights of a contractual nature (“Commitments”) in effect on the Closing Date specifically set forth on Schedule 4.1(E)(1) (the “Purchased Commitments”) or otherwise constituting Purchased Commitments pursuant to Section 4.1(E)(1). For the avoidance of doubt, Purchased Commitments shall not include any Commitments that have expired or have been terminated prior to the Closing Date.

4. Prepaid and Other Items. Any and all prepaid and deferred items and advanced payments (including trade show deposits), and unbilled charges and deposits, but excluding any deposit held by the landlord for the Premises (as defined below).

5. Intellectual Property. All licenses, patents, copyrights, designs and drawings, engineering and manufacturing documents, technical manuals, patterns, processes, formulae, know-how, trade secrets, trademarks, service marks, trade names, domain names, inventions and discoveries (whether patentable or not), computer software, source code, and other similar rights and agreements, including without limitation, any license or usage rights with respect to any of the foregoing and those items set forth on Schedule 4.1(H), and all applications therefor and registrations thereof, including without limitation all Proprietary Information (as hereinafter defined) of the Seller (collectively, “Intellectual Property”), including without limitation the names of the products of the Seller and all trademark and service mark rights relating to such names, if any, along with the rights (common law or otherwise), registrations and logos relating thereto, if any, and to the design elements and any variations or combinations thereof, and any and all rights to sue for past, present and future infringement or other violations of the same, and all goodwill associated with any of the foregoing.

6. Permits and Approvals. All permits, licenses, approvals, consents, registrations and authorizations (collectively, “Approvals”), including without limitation all of the Approvals listed on Schedule 4.1(E)(3), together with all documents and records related thereto, including without limitation all design history files, device master records, device history records, clinical data, technical documentation, testing documentation and results, complaint files, records of adverse events, reports of adverse events, corrections or recalls, quality management documents and the like; provided, however, that “Approvals” shall not include corporate qualifications to do business.

7. Customer Lists and Other Records. The list of all customers, including those customers listed on Schedule 4.1(P), and the books, records, files and papers, whether in hard copy or electronic format used or held by the Seller, including, without limitation, engineering information, operating instructions, sales and promotional literature, manuals and data, sales and purchase and other customer correspondence, and all sales or marketing materials related to the Products or the Business, including photos and art-work, drawings, prints and other like materials.

8. Accounts Receivable. All receivables arising out of the sale of goods by the Seller prior to the Closing, as set forth on Schedule 4.1(S).

9. In-Process Research and Development. All in-process research and development of Seller existing on the Closing Date

10. Other Assets. The assets described on Schedule 1.2(A)(10) (the “Other Business Assets”).

Notwithstanding the foregoing, the Purchaser may, within 45 days of the Closing Date, designate any Asset as an Excluded Asset and return any such item to the Seller, in which case such item shall be deemed not to have been transferred by the Seller to the Purchaser hereunder.

B. Excluded Assets. Notwithstanding anything contained in this Agreement to the contrary, the following assets of the Seller (the “Excluded Assets”) are not included in the Assets:

1. Cash; Checking Account(s) and any other banking account(s). All cash, cash equivalents and other investments of the Seller (including bank account deposits made prior to the Closing but not yet cleared) and the checking account of Seller.

2. TES System. All assets exclusively related to the Tumescent Enhanced Sclerotherapy (“TES”) system, including any intellectual property related exclusively thereto.

3. Tax Refunds. All income taxes refundable and all refundable sales taxes, excise taxes, municipal taxes and like taxes and interest thereon refundable to the Seller on account of the Assets in respect of any period ending prior to the Closing Date.

4. Insurance. Any policies of insurance of the Seller, whether or not relating to the Business or the Assets.

5. Corporate Records. All books and records relating to the Excluded Assets and the corporate charter, taxpayer and other identification numbers, seals, minute books, unit transfer records and other documents related to the organization, maintenance and existence of the Seller as a legal entity.

6. Investor Documents. All agreements to which Seller and any of the members (or other equity holders) of Seller are a party pertaining to their making any investment in, loans to or holding securities of Seller.

7. Rights under Transaction Documents. All of Seller’s rights under this Agreement and each agreement, instrument or other document executed by the Seller and the Purchaser in connection with this Agreement.

8. Financials. All financial statements, tax returns and other tax records and related information of Seller (although the Purchaser shall be entitled to a true and complete copy of such materials).

9. Attorney-Client Privilege. All attorney-client privileges with past or present legal counsel for Seller.

10. Claims. All claims of Seller against third parties related to the Excluded Assets, whether choate or inchoate, known or unknown, contingent or non-contingent.

11. Excluded Commitments. All Commitments other than the Purchased Commitments (the “Excluded Commitments”), including, without limitation, the Excluded Commitments listed on Schedule 4.1(E)(1).

12. Deposits. All deposits held by the landlord of the Premises.

13. Other Excluded Assets. The assets listed on Schedule 1.2(B)(13).

ARTICLE II

Closing and Purchase Price.

Section 2.1. Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place simultaneously with the execution and delivery of this Agreement in Burlington, Massachusetts, on August 28, 2013 (the “Closing Date”), and shall be effective as of 9:00am eastern time on the Closing Date.

Section 2.2. Payment at Closing. In consideration of the Transfer to the Purchaser of the Assets and of the other representations, warranties and covenants herein, the Purchaser shall pay to or for the account of the Seller the total amount of $3,900,000, (the “Purchase Price”), of which:

a.	$2,125,000 is being paid at the Closing to the Seller by wire transfer of immediately available funds (such payment being hereby acknowledged by the Seller);

b.	$375,000 (the “Holdback Amount”) shall be paid by the Purchaser to the Seller not later than 15 days following the expiration of the twelve (12) month period following the Closing Date by wire transfer of immediately available funds;

c.	0.7x times the amount by which Net Sales (as defined below) of the Products in the 12-month period following the Closing Date exceed $2,500,000 (the “First Earn-Out”); provided, however that the First Earn-Out shall not exceed $500,000;

d.	0.7x times the amount by which Net Sales of the Products in the second 12-month period following the Closing Date exceed the greater of (i) $2,700,000 or (ii) the actual Net Sales in first 12-month period (the “Second Earn-Out”); provided, however that the Second Earn-Out shall not exceed $500,000; and

e.	$400,000 if all of the Products that are or have been registered in China (other than TCI) are re-registered in China with the CFDA (as defined in Section 5.13) by August 31, 2014 (the “China Earn-Out”).

“Net Sales” as used in this Section 2.2 means the gross amount received by the Purchaser or its Affiliates from the sale of the Products and from service contracts or rental agreements entered into or renewed after the Closing Date, less the following reductions: (i) customary trade, quantity, quality, distribution level and payment discounts and rebates; (ii) amounts repaid or credited by reason of rejection or return; (iii) shipping costs (provided that the margin on such costs is not materially greater than the average margin on shipping for the Purchaser’s other products) and handling costs (provided that the handling costs are consistent with the Purchaser’s past practice with respect to handling); (iv) any taxes (including, but not limited to, the medical device tax) or other governmental charges levied on the production, sale, transportation, delivery, or use of a Product or services provided and that is paid by the Purchaser or its Affiliates (but in all events will exclude any taxes levied on income); and (v) allowances and credits on account of retroactive price reduction. Transfer of Product between the Purchaser and its Affiliates, or between its Affiliates, shall not be a “sale” under Net Sales. Currency conversions made in calculating Net Sales shall be calculated based on the ordinary course of business of the Purchaser and in accordance with GAAP. For avoidance of doubt, if a Product is sold for a price of $5,000 and Purchaser incurs $500 in taxes then Net Sales will be $4,500 unless Purchaser charges its client such for such taxes as an additional line item in which case Net Sales will be $5,000. Purchaser shall at all times act in good faith with respect to revenue and charges subject to inclusion in either the First Earn-Out or the Second Earn-Out and will not directly or indirectly attempt to artificially reduce the gross revenue resulting from the sale of Products or increase any charges that would be deducted from such revenues.

No later than 30 days after the end of each calendar quarter during the two years following the Closing Date, the Purchaser shall provide the Seller with a report containing (i) the dollar amount of sales and any returns or credits for such calendar quarter for the following Product categories (broken out by major geographic regions): Capital Equipment, Disposables, Rentals, TCI and Other (includes repairs) and (ii) a one-page (or more, at the Purchaser’s discretion) status report on the CFDA re-registration process and progress against the project schedule referred to below (each a “Quarterly Report”). If the Purchaser fails to provide a Quarterly Report to Seller within 30 days of the end of a calendar quarter, the Purchaser shall have a 15 day period following notice from the Seller of such failure in order to provide the Quarterly Report to the Seller before such failure constitutes a breach hereunder. Within 30 days of the Closing Date, the Purchaser shall provide to the Seller a project schedule setting forth the expected major steps and finish dates for the re-registration of Products (other than TCI) with the CFDA. If at any time the Purchaser reasonably believes that a finish date on the project schedule will be delayed by two or more weeks or after August 31, 2014, the Purchaser shall promptly inform the Seller of such belief.

Seller shall have the right to have a certified public accountant (a “Reviewing CPA”) of its selection audit the books and records of Purchaser and its Affiliates relevant to the calculation of Net Sales within 30 days following the Determination Date (as defined below) for the First Earn-Out and the Second Earn-Out. Purchaser covenants to give the Reviewing CPA access to the books, records and work papers of Purchaser and its Affiliates relevant to the calculation of Net Sales, subject to reasonable advance notice and during normal business hours. If the Reviewing CPA determines that Purchaser has not paid Seller the full amount due to it for either the First Earn-Out or the Second Earn-Out and provides the Seller and the Purchaser a report setting forth its determination (the “CPA Report”) and the Purchaser does not dispute the Reviewing CPA’s determination pursuant to the procedure set forth in the paragraph below, then Purchaser shall within twelve (12) Business Days of its receipt of the CPA Report pay Seller in full for such short-fall or the undisputed portion thereof. If the Reviewing CPA determines that Purchaser has overpaid Seller for either the First Earn-Out or the Second Earn-Out, then Seller shall within twelve (12) Business Days of its receipt of the CPA Report pay to the Purchaser the amount of the overpayment that is not then subject to a Dispute Notice. The Seller shall pay the fees and expenses of the Reviewing CPA unless the short-fall, if any, for the relevant period exceeds $10,000, in which case, the Purchaser shall pay the fees and expenses of the Reviewing CPA.

If the Purchaser delivers written notice (the “Dispute Notice”) to Seller within ten (10) Business Days of its receipt of the CPA Report, stating that the Purchaser objects to the Reviewing CPA’s determination, and specifying the basis for such objection in reasonable detail, the Seller and Purchaser will attempt to resolve the dispute as promptly as practicable. If the Seller and Purchaser are unable to reach agreement within 30 days after delivery of the Dispute Notice, the Seller and Purchaser agree that Alexander, Aronson, Finning and Co., P.C. (the “Expert”) shall resolve the disputed items specified in the Dispute Notice. The Seller and Purchaser agree that if Alexander, Aronson, Finning and Co., P.C. shall not be available to serve as the Expert for any reason, then the Seller and Purchaser shall designate Wolf & Company, P.C. as the Expert to resolve the disputed items specified in the Dispute Notice. The Expert will (i) resolve the disputed items specified in the Dispute Notice and (ii) calculate the Net Sales for the First-Earn-Out or the Second Earn-Out, as applicable, as modified only by the resolution of such items, and in each case in accordance with the methodology for the calculation of “Net Sales” as provided in this Agreement. The determination of the Expert will be made within 30 days after being selected and will be final and binding upon the parties. If the Expert determines that Seller has been underpaid for either the First Earn-Out or the Second Earn-Out, then Purchaser shall within twelve (12) Business Days of its receipt of the determination of the Expert pay to the Seller the amount of the underpayment. If the Expert determines that Purchaser has overpaid Seller for either the First Earn-Out or the Second Earn-Out, then Seller shall within twelve (12) Business Days of its receipt of the determination of the Expert pay to the Purchaser the amount of the overpayment. The fees and expenses of the Expert will be borne by the party whose position did not prevail in such determination, or if the Expert determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses will be borne 50% by the Seller, on the one hand, and 50% by Purchaser, on the other.

The First Earn-Out and the Second Earn-Out shall be paid by wire transfer of immediately available funds within 15 days of the date that Net Sales for the relevant twelve month period have been finally determined by the Purchaser’s finance department (each a “Determination Date”), which shall be no later than 45 days after the first anniversary of the Closing Date, in the case of the First Earn-Out and shall be no later than 45 days after the second anniversary of the Closing Date in the case of the Second Earn-Out, and such Net Sales have been determined to have exceeded the applicable Net Sales levels set forth above. The China Earn-Out shall be paid by wire transfer of immediately available funds within 15 days of the Purchaser’s receipt of the last Product approval from the CFDA provided that all of such approvals (other than with respect to TCI) have been received by August 31, 2014.

Purchaser covenants to use commercially reasonable efforts to re-register all Products in China that are currently registered with the CFDA (other than TCI) and shall use good faith efforts to make all necessary filings and pay all fees necessary to complete the re-registration of such Products prior to August 31, 2014. In addition, Purchaser shall use good faith efforts to promptly respond to all information and other requests made by or on behalf of the CFDA. Seller shall promptly and reasonably cooperate with Purchaser in connection with the re-registration or registration of any Product with the CFDA and Seller shall take no action that it intends to, or has knowledge that such action would likely result in a, delay of, or compromise to, the re-registration or registration of any Product with the CFDA in any respect.

Section 2.3. Closing Documents. The Seller and the Purchaser shall deliver to each other, at the Closing, the certificates, consents, approvals, agreements, and documents relating to the transactions contemplated by this Agreement that are set forth on Schedule 2.3 hereto (collectively with this Agreement, the “Closing Documents”).

ARTICLE III

Liabilities.

Section 3.1. Assumed Liabilities. As consideration for the purchase of the Assets pursuant to this Agreement, the Purchaser does hereby assume, and does hereby agree to pay, satisfy, discharge and perform, in accordance with their respective terms, the following: (i) those specific liabilities and obligations of the Seller arising under the Purchased Commitments, provided however, the Purchaser shall not so assume any such obligations or liabilities under any Purchased Commitment to the extent that (a) such obligations or liabilities arise out of a breach by the Seller or its affiliates or predecessors of any such Purchased Commitment; (b) such obligations or liabilities arise out of facts or circumstances which constitute a breach of the Seller’s representations and warranties to the Purchaser hereunder; (c) such obligations or liabilities relate to periods prior to the date of assumption at the Closing; or (d) a true and complete copy of such Purchased Commitment was not provided to the Purchaser (assuming such Purchased Commitment was in the form of a document); (ii) all obligations under service contracts set forth on Schedule 3.1; (iii) warranty obligations with respect to Products manufactured, distributed or sold prior to the Closing but only to the extent that Bridgemedica, LLC or another supplier of the Products directly pays for or bears the costs associated with the fulfillment of such warranty obligations or reimburses the Purchaser in full for such costs within 60 days of Purchaser’s request for payment; and (iv) the Payables (as defined in Section 4.1(S)) (collectively, such obligations and liabilities assumed as aforesaid, the “Assumed Liabilities”).

Section 3.2. Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, the Schedules hereto or any other Closing Document, the Purchaser does not and will not assume or agree to pay, satisfy, discharge or perform, and shall not be deemed by virtue of the execution and delivery of this Agreement or any other Closing Document, or as a result of the consummation of the transactions contemplated by this Agreement, the Closing or otherwise to have assumed, or to have agreed to pay, satisfy, discharge or perform any of the Excluded Liabilities. The term “Excluded Liabilities,” as used herein, shall mean any and all liabilities, debts, claims, obligations, taxes, expenses or damages, whether known or unknown, contingent or absolute, named or unnamed, disputed or undisputed, legal or equitable, determined or indeterminable, or liquidated or unliquidated (any and all of the foregoing, “Liabilities”) that are not specifically Assumed Liabilities, including without limitation (i) any and all Liabilities relating to employee benefits or compensation arrangements existing as of the end of the day on the Closing, including, without limitation, any Liabilities under the Seller’s employee benefit agreements, plans or other arrangements or any payroll, bonus, severance or wages owed; (ii) any and all Liabilities of the Seller for Taxes; (iii) other than the Payables and warranty obligations or obligations under service contracts, in each case to the extent and only to the extent specifically assumed by the Purchaser under Section 3.1, any and all Liabilities that are associated with or may arise or have arisen in connection with Products manufactured, distributed or sold by the Seller prior to the Closing; (iv) warranty obligations with respect to Products manufactured, distributed or sold prior to the Closing but only to the extent that Bridgemedica, LLC or another supplier of the Products does not directly pay for or bear the costs associated with the fulfillment of such warranty obligations or does not reimburse the Purchaser in full for such costs within 60 days of Purchaser’s request for payment (provided that if Purchaser subsequently is compensated by Bridgemedica for such warranty obligations it shall promptly reimburse Seller to the extent thereof); (v) any and all Liabilities arising between the Seller and any distributors of any of the Products; (vi) the lease (the “Lease”) of the premises at 420 Bedford Street, Suite 130, Lexington, MA 02420 (the “Premises”); (vii) any and all brokers fees, commissions or bonuses payable to any third party in connection with the entry into this Agreement or the consummation of the transactions contemplated hereby; and (viii) any and all Liabilities owing to any current or former employee(s) of the Seller or any current or former member(s) or manager(s) of the Seller.

ARTICLE IV

Representations and Warranties.

Section 4.1. Representations and Warranties by the Seller. The Seller hereby represents and warrants to the Purchaser that:

A. Corporate Existence and Qualification of the Seller; Due Execution; Etc. The Seller is a limited liability company duly organized, validly existing and subsisting under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or otherwise hold the Assets and to carry on the Business as conducted through the Closing Date. The Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Seller and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, including the authorization and approval of the board of managers and the members of the Seller. Assuming the due execution of this Agreement and the Closing Documents by the Purchaser, this Agreement and the Closing Documents to which the Seller or any of its Affiliates is a party constitute valid and binding obligations of the Seller and each such Affiliate, enforceable in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B. No Violation. Neither the execution and delivery by the Seller of this Agreement or the Closing Documents to be executed by the Seller or its Affiliates, nor the consummation by the Seller or any such Affiliate of the transactions contemplated hereby or thereby: (i) violates or will violate any Law applicable to the Seller or such Affiliate; (ii) violates or will violate any order, ruling, writ, judgment, injunction or decree of any Governmental Entity (an “Order”) applicable to the Seller or such Affiliate; (iii) conflicts or will conflict with, or results or will result in a breach of or default under the certificate of formation, operating agreement or other organizational document of the Seller, or results or will result in any breach of any Commitment applicable to the Seller or such Affiliate; (iv) results or will result in the imposition of any Lien (as defined below) on any of the Assets; (v) conflicts with any Purchased Commitment; or (vi) conflicts with any other Commitment in any way that could have a Material Adverse Effect or delay or prevent the consummation of the transactions contemplated hereby. As used herein, the term “Lien” means any lien, mortgage, security interest, charge, pledge or encumbrance of any kind. Except as set forth on Schedule 4.1(B), no consent, authorization, or approval from, or registration or filing with, any Governmental Entity or any other third party is required to be obtained or made by or with respect to the Seller in order to perform its obligations under this Agreement or in connection with the consummation of the transactions hereunder.

C. Financial Information. Attached hereto as Schedule 4.1(C) are true and complete financial statements and other financial information of Seller’s Business for the last three fiscal years and the six months ended June 30, 2013. All information provided on Schedule 4.1(C) accurately reflects the financial position of the Business at the dates indicated in such financial statements or information and the results of the Business’ operations for the periods stated therein and has been prepared in accordance with GAAP, consistently applied throughout such periods; provided that with respect to any interim financials such financial statements may not include footnotes and year-end adjustments.

D. Absence of Certain Transactions. Since August 31, 2012, (i) the Seller has caused its Business to be operated only in the ordinary course, consistent with past historical practice over the preceding twelve months (“Ordinary Course of Business”), and (ii) there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since such date, with respect to the Business, the Seller has not: (1) disposed of any assets, incurred any accounts payable or receivable, or acquired any material assets, except in the Ordinary Course of Business; (2) entered into or amended or terminated any agreements or arrangements with customers or suppliers other than in the Ordinary Course of Business; (3) entered into or renewed any distribution agreements; (4) granted or entered into any mortgage, security, charge, surety or guarantee (save for Liens arising in the Ordinary Course of Business and which have been discharged prior to Closing); (5) assumed any Liability or obligation, or given any commitment outside the Ordinary Course of Business; (6) permitted any insurances to lapse or done or omitted to do anything which could make any insurance policy void or voidable; (7) altered from its standard collection practices with respect to any accounts receivable; (8) entered into any transaction with any Affiliate with respect to its Business that could have a Material Adverse Effect or delay or prevent the consummation of the transactions contemplated hereby; (9) granted any salary or wage increases, or changed or amended any Employee Plan except in the Ordinary Course of Business; (10) agreed to indemnify, or indemnified, any party to any Purchased Commitment; (11) taken any action, or otherwise omitted to take any action, which, if this Agreement had been in effect at such time, would have reasonably been expected to cause a breach of the Seller’s representations, warranties, covenants and agreements herein; or (12) agreed or committed to do any of the foregoing.

E. Material Contracts and Obligations; Approvals.

1. Purchased Commitments. The Seller has delivered to the Purchaser true and complete copies of all Purchased Commitments that are in written form and any amendments thereto. Each such Purchased Commitment is in full force and effect immediately following the Transfer of the Assets at the applicable Closing and represents the valid and binding obligation of the Seller. All Purchased Commitments are listed under the sub-heading “Purchased Commitments” on Schedule 4.1(E)(1) and all Excluded Commitments are listed under the sub-heading “Excluded Commitments” on Schedule 4.1(E)(1). The foregoing notwithstanding, all “off the shelf” software licenses will be deemed included as “Purchased Commitments” even if not listed in Schedule 4.1(E)(1) under “Purchased Commitments”. Except as contemplated by the preceding sentence, the Seller has no contracts or Commitments other than those represented by the Purchased Commitments and the Excluded Commitments. There are no oral contracts, agreements or arrangements that, individually or in the aggregate, are material to the Business.

2. Defaults. With respect to each Purchased Commitment to which the Seller is a party (including as an assignee), such Purchased Commitment is legal, valid, binding, enforceable, and in full force and effect; each of the Seller and, to the knowledge of the Seller, the other party or parties thereto, has performed in all material respects all obligations required to be performed by it thereunder through the Closing Date; the Seller and, to the knowledge of the Seller, the other party or parties thereto, is not (with or without the lapse of time or the giving of notice, or both) in default under any such Purchased Commitment; and the Seller has not received any notice of any default (whether monetary or non-monetary) or termination of any such Purchased Commitment from any other party thereto.

3. Approvals. Schedule 4.1(E)(3) sets forth a true and complete list of all Approvals currently held by the Seller, by Product and territory. The Approvals constitute all of the permits, licenses, approvals, registrations, consents and authorizations required for the conduct of the Seller’s Business as conducted prior to the Closing Date. All Approvals are valid and subsisting and in good standing and there is no default thereunder. The Seller has not received notice of any claim, action, suit, proceeding or investigation pertaining to its Business in or before any Governmental Entity, whether brought, initiated, asserted or maintained by a Governmental Entity or any other person or entity nor, to the knowledge of the Seller, has any such claim, action, suit, proceeding or investigation been threatened, to revoke, suspend or limit the rights of the Seller under any of the Approvals, and the Seller is in compliance in all material respects with each of the Approvals. Seller owns all such Approvals included in the Assets and has not previously transferred any Approval to a third party.

4. Absence of Certain Business Commitments. Except as set forth on Schedule 4.1(E)(4), the Seller has no Commitments of the following types: (1) any Commitment granting to any person a first-refusal, first-offer or other right to purchase or acquire any Assets; (2) any Commitment under which the Seller is or has agreed to become a joint venture or partner; (3) any Commitment granting a power of attorney that could be binding upon the Purchaser; (4) any Commitment with respect to letters of credit, surety or other bonds, or pursuant to which any assets or properties of the Seller are, or are to be, subjected to a Lien; or (5) any Commitment to indemnify any third party.

F. Assets. Schedule 4.1(F) sets forth a true and complete list of all of the Assets as of the Closing Date, giving location and any identifying number reasonably necessary for the identification of such Asset. All material Tangible Assets included in the Assets are in good operating condition, normal wear and tear excepted, and are generally adequate for the uses to which they are being put. There are no facts or conditions affecting the Assets that could, individually or in the aggregate, interfere in any material respect with the use or operation thereof as currently used or operated or their adequacy for such use or operation. The books and records included in the Assets, all of which have been made available to the Purchaser, are true and complete in all material respects.

G. Title to Assets. Immediately prior to Closing, the Seller is the true and lawful owner of, and has good and marketable title in and to, or in the case of leased personal property has valid leasehold interests in, all of the Assets, free and clear of all Liens. Upon consummation of the transactions contemplated hereby, Buyer will be the true and lawful owner of, and have acquired good and marketable title in and to, or a valid leasehold interest in, all of the Assets, free and clear of all Liens.

H. Intellectual Property.

1. Schedule 4.1(H)(a) sets forth a true and complete list of all Intellectual Property owned or used by Seller, and in the case of registered Intellectual Property, includes the jurisdiction in which such item of Intellectual Property has been registered or filed, the applicable application and registration or serial number, the expiration date, the maintenance payment status, and if applicable, any co-owners thereof. Seller owns or has the continuing valid and legal right to use, pursuant to license, sublicense, agreement, or permission, all Intellectual Property. The Intellectual Property includes all of the Intellectual Property necessary for the conduct and operation of the Business. With respect to the Intellectual Property: (i) Seller possesses all right, title and interest in and to such Intellectual Property, free and clear of any encumbrance, license or other restriction, or otherwise has sufficient rights to use such Intellectual Property pursuant to a license or permission as may be necessary in connection with the operation of Seller’s Business; (ii) such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the knowledge of Seller, threatened which challenges the legality, validity, enforceability, use or ownership of such Intellectual Property; (iv) Seller has not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to such Intellectual Property; and (v) Seller has not granted any license of any kind in and to such Intellectual Property to any third party, other than the grant to Seller’s customers of an implied license to use the Intellectual Property as part of such customers’ purchase and use of the Products and Seller’s manufacturers exclusively to manufacture Products on behalf of the Seller. Schedule 4.1(H)(b) accurately sets forth a list of any past, present and future royalties, fees or other liabilities to any owner or licensee of, or any other claimant to, any Intellectual Property. There is no agreement with any third party regarding the maintenance of, or payment of any fees with respect to, any of the patents or trademarks set forth on Schedule 4.1(H)(a), other than that certain Agreement dated March 18, 1998 between Smith & Nephew, Inc. and Gregory Spitz, as amended, and that certain Agreement dated February 1, 2002 between Smith & Nephew, Inc. and Gregory Spitz.

2. Seller has not, in the conduct of its Business or its use of the Intellectual Property, interfered with, knowingly infringed upon or misappropriated any patent, copyright, trade secret or other intellectual property rights of third persons, and Seller has never received any claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that it must license or refrain from using any such rights of any third party) relating to its Business. To the knowledge of Seller, no third party is currently or has interfered with, infringed upon, misappropriated or otherwise come into conflict with any of the Intellectual Property, or license or distribution rights of Seller with respect to or in connection with the Seller’s Business as currently or previously conducted.

3. With respect to any of the Intellectual Property that is the subject of any royalty, license, sublicense, agreement or permission (in each case, an “IP Agreement”): (i) each such IP Agreement is legal, valid, binding, enforceable and in full force and effect; (ii) neither Seller nor, to Seller’s knowledge, any other party to the applicable IP Agreement is, in any material respect, in breach or default and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder; (iii) Seller has not received any notice that a party to any IP Agreement has repudiated any provision thereof; (iv) with respect to each sublicense, the representations and warranties set forth in clauses (i) through (iii) above are true and correct with respect to the underlying license; (v) Seller has not received any notice that the underlying Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling or charge (other than routine maintenance fees); (vi) Seller has not received any notice that any action, suit, proceeding, hearing, investigation, charge (other than routine maintenance fees), complaint, claim or demand is pending or is threatened which challenges the legality, validity or enforceability of the underlying Intellectual Property; and (vii) Seller has not granted any sublicense or similar right with respect to any IP Agreement.

4. None of the processes, methodologies, trade secrets, research and development results, and other know-how included in the Intellectual Property, the value of which is contingent upon maintenance of the confidentiality thereof, or any specifications, manufacturing instructions, design documents or dossiers, or blueprints for any of the Products has been disclosed by the Seller to any person, other than the parties listed on Schedule 4.1(H)(4). Each party listed on Schedule 4.1(H)(4) is bound by customary confidentiality and non-disclosure agreements with the Seller.

5. Except for a grant of a security interest in the Intellectual Property to the holders of notes of the Seller, which security interest will be released at the Closing, the Seller has not conveyed, licensed, transferred, given any security interest in, or otherwise transferred or encumbered any of the Intellectual Property to any party other than to the Purchaser pursuant to the Transfer. By means of the Transfer, Seller is conveying all of its rights and interest in and title to the Intellectual Property, subject to compliance with the assignability provisions of the IP Agreements.

6. In the Seller’s reasonable judgment, all necessary registration, maintenance and renewal fees in connection with the Intellectual Property have been paid, and all necessary documents, recordations and certificates in connection with the Intellectual Property have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting or maintaining the Intellectual Property. No interference, opposition, reissue, reexamination or other similar proceeding is pending in which any Intellectual Property is being contested or challenged.

7. By no later than September 6, 2013, Seller shall deliver to Purchaser as Schedule 4.1(H)(7) a true and complete list of all actions that must be taken within six months of the Closing Date, including the payment (and dollar amount) of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, for the purposes of maintaining, perfecting, preserving or renewing any item of Intellectual Property.

8. Seller represents and warrants that Seller owns and holds title, free and clear of all encumbrances, to the software object code incorporated in or shipped with the Products, and the source code and the copyrights therefor, whether or not copyright registrations have been filed, and notwithstanding that such software object code or source code may not be specifically scheduled as an Asset. For the avoidance of doubt, the foregoing shall constitute Intellectual Property included as an Asset hereunder.

I. Litigation. There are no Legal Proceedings pending or, to the knowledge of the Seller, threatened against the Seller or any of their Affiliates and pertaining to the Business, including without limitation any legal proceeding that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or any other Closing Document. There is no Legal Proceeding pertaining to the Seller’s Business (including employees) that the Seller, or any Affiliate of the Seller, has initiated or intends to initiate. There are no claims received by Seller, or any Affiliate of the Seller, pending, or to the knowledge of the Seller, threatened alleging that any Products sold are defective or fail to meet any warranties. Neither the Seller, nor any affiliate of the Seller, have incurred any costs or been subject to any claim or Legal Proceeding arising out of any injury to individuals as a result of the marketing, distribution or sale of any Product. The Seller has not been notified of any inquiry or investigation made in respect thereof by any Governmental Authority.

J. Compliance With Laws.

1. General. The Seller is not in default with respect to any Order pertaining to the Business. The Business is and at all times has been operated in material compliance with all applicable Laws.

2. Domestic and Foreign Regulatory Compliance. A true and complete list of all territories and countries where each Product is approved, cleared or registered for sale is attached hereto as Schedule 4.1(J)(a). Except as is set forth in Schedule 4.1(J)(b), Seller represents that it has complied in all material respects with all applicable requirements pertaining to the Seller of: (1) the United States Food and Drug Administration (“FDA”); (2) each of the applicable regulatory bodies in those member states of the European Union in which the Seller has sold or distributed its products, directly or indirectly; and (3) each of the applicable regulatory bodies of any territory of country listed on Schedule 4.1(J)(c) (each, a “Third Country”), including without limitation in each case:

(i)	all applicable FDA pre-market clearance (“510(k)”) or pre-market approval (“PMA”) requirements set forth in 21 C.F.R. §§ 807, 814; all applicable CE-MDD marking requirements set forth in 93/42/EEC; the Medical Device Directive, as implemented in each member country (the “MDD”), and any similar requirement set forth in the laws or regulations of any Third Country; including, in each case, the requirement to obtain a new clearance or approval for modifications to existing Products;

(ii)	all applicable FDA export requirements of the Federal Food, Drug and Cosmetic Act, as amended (the “FDC Act”), codified at 21 U.S.C. §§ 381, 382.

(iii)	all applicable establishment registration and device listing requirements set forth in 21 C.F.R. § 807; in the MDD or in the laws or regulations of any Third Country;

(iv)	all applicable design, manufacturing and testing requirements set forth in 21 C.F.R. § 820; in the MDD or in the laws or regulations of any Third Country;

(v)	all applicable complaint handling requirements set forth in 21 C.F.R. § 820.198; in the MDD or in the laws or regulations of any Third Country; including without limitation the record keeping and investigation requirements thereof;

(vi)	the medical device reporting requirements set forth in 21 C.F.R. § 803; the adverse event reporting requirements set forth in the MDD and any similar requirements set forth in the laws or regulations of any Third Country; and

(vii)	the removal and corrections requirements set forth in 21 C.F.R. § 806; in the MDD or in the laws or regulations of any Third Country.

There have been no recalls, field notifications, alerts or seizures requested or threatened relating to the Products or the Business.

The Seller has provided to the Purchaser true and complete copies of all 510(k) clearance or approval letters received by the Seller from the FDA in connection with the Business and provided the Purchaser with access to all related documents and information, including device master files. The Seller has provided to the Purchaser true and complete copies of all European Union notified body’s certifications and all approvals and registrations from the Third Countries relating to the Business.

The Seller has provided to the Purchaser true and complete copies of all medical device reports, complaints, corrective actions, malfunctions, adverse event reports and the like with respect to the Business. There is no safety, quality or efficacy issue with regard to the Products that would reasonably be expected to materially or substantially impair the ability of the Purchaser to successfully market and sell the Products. All manufacturing operations of the Business have been, and are being, conducted in material compliance with applicable good manufacturing processes and quality systems regulations, and all manufacturing and testing processes are sufficiently documented to permit such material compliance.

K. Employees.

1. Employee Benefit Plans. Schedule 4.1(K)(1) sets forth a true and complete list of (i) all bonus, equity incentive, deferred compensation, medical, dental and life insurance, retirement, severance and other benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by the Seller for the benefit of any current or former employee, (ii) all employee manuals, handbooks and other policies and (iii) all material employment, termination, severance or other contracts, agreements or arrangements, pursuant to which Seller has any obligation with respect to any current or former employee (collectively, the “Employee Plans”). The Seller has provided to the Purchaser a true and complete copy of each Employee Plan.

2. Labor and Employment Matters. The Seller is not a party to any labor or collective bargaining contract that pertains to any Employees (as defined below). There are no organizing activities or collective bargaining arrangements that could affect the Business pending or under discussion with any labor organization or Employee. There are, and since January 1, 2010 have been, no lockouts, strikes, slowdowns or work stoppages pending or threatened by or with respect to any Employees. To Seller’s knowledge, no Employee other than Keith Jansen has a current intention to resign during the twelve (12) months following the Closing. The Seller is not currently a party to, and, to the knowledge of the Seller, the Seller has not been threatened with, any Legal Proceeding by any Employee or former employee of the Seller.

3. List of Employees. Schedule 4.1(K)(3) contains a true and complete list of the following information for each employee (“Employee”) and each contractor: name; job title; address; date of commencement of employment or engagement; current compensation paid or payable including target bonus levels; average number of weekly hours worked; participation in any Employee Plan; and the amount of time and US dollar value of vacation and personal leave that is accrued but unused. Except as disclosed in Schedule 4.1(K)(3), the employment of each Employee and the engagement of each contractor is terminable by the Seller at will. All Employees have been, and currently are, properly classified as either an exempt or non-exempt employee under the Fair Labor Standards Act of 1938, as amended, and under any applicable state law. Each Employee of the Seller is in compliance with all applicable visa and work permit requirements.

L. Suppliers. A true and complete list of all suppliers to the Seller, together with available contact information and pricing for each component sold to the Seller, is attached hereto as Schedule 4.1(L). The Seller has no knowledge of any condition, event or occurrence that could reasonably be anticipated to materially adversely affect, after the Closing, the supply of materials or provision of services to the Business by any third party.

M. Insurance Policies. Schedule 4.1(M) accurately lists all policies of insurance relating to the Business currently maintained by the Seller. All such insurance is in full force and effect, and no premiums thereon are due and unpaid. No notice of cancellation or termination has been received by the Seller with respect to any such policy of insurance, no claim is currently reserved or, to the knowledge of the Seller, should be reserved under any policy of insurance, and all of the Seller’s insurance is so-called “occurrence-based” insurance. The Seller does not have and has not had any insurance that is or was maintained as self-insurance. The Seller does not have, and has not had, any claims against any of its general liability, products liability, directors and officers or workers compensation insurance policies.

N. Sufficiency of Assets: The Assets include (i) all of the assets, properties and rights necessary to the operation of the Business as the Business has been historically operated by the Seller; and (ii) all of the intellectual property rights used in or necessary to the manufacture and sale of the Products. Other than TES systems, the Products are the only products manufactured or sold by the Seller in the three years prior to the date hereof.

O. Inventory. A true and complete aged list of the Inventory as at June 30, 2013 and as of the Closing Date, reported separately by inventory depot, location and value, is attached hereto as Schedule 4.1(O)(a). A true and complete list setting forth the remaining shelf life for finished goods disposable Products as of the Closing Date is attached hereto as Schedule 4.1(O)(b). The Inventory consists of solely of items that (i) are of a quantity and quality usable and saleable in the ordinary course of the Business and (ii) are not opened, damaged, obsolete, faulty, slow-moving or otherwise unmarketable. The Inventory does not consist of any items held on consignment. The Seller has no knowledge of any condition, event or occurrence that could reasonably be anticipated to adversely affect, after the Closing, the supply of Inventory or any components thereof by any third party.

P. Customers. A true and complete list of all customers of the Seller for the last three years, together with available contact information, is attached hereto as Schedule 4.1(P). The Seller has not received notice from, and is not otherwise aware that, any customer of the Business intends to stop purchasing Products from the Seller.

Q. Brokers’ Fees. The Seller has made no agreement or taken any other action which will cause the Purchaser to become obligated for any broker’s or other fee or commission as a result of any of the transactions contemplated by this Agreement. Any broker’s fee incurred by the Seller shall be paid by the Seller.

R. TES System. The Seller has discontinued the TES system and does not, and will not, manufacture, market, distribute or sell the TES system. The Distribution Agreement between Smith & Nephew, Inc. and Veinovations, LLC dated January 26, 2006 for TES products, which was duly and validly assigned to the Seller, has been terminated and is of no further force and effect.

S. Accounts Payable and Receivable. Set forth on Schedule 4.1(S) under the sub-heading “Payables” is a true and complete list of all payables owed by the Seller as of the Closing Date, totaling $56,081 in the aggregate (the “Payables”). Payables shall also include (i) any amounts accrued but not yet due or payable under any of the Purchased Commitments for the purchase of inventory and (ii) any amounts accrued but not yet due or payable under any of the Purchased Commitments not involving the purchase of inventory provided that such amounts shall not exceed $3,000 in the aggregate. Set forth on Schedule 4.1(S) under the sub-heading “Receivables” is a true and complete list of all receivables owing to the Seller as of the Closing Date, totaling $201,959 in the aggregate (the “Receivables”). There are no other payables owing by the Seller or receivables owing to the Seller.

T. Real Property. The Lease is the only lease of real property used in the Business. The Seller enjoys peaceful and quiet possession of its leased Premises, has not subleased or granted any rights to third parties for the use of such leased property, has not received any written notice from the landlord asserting the existence of a material default or other outstanding liability under the Lease.

U. Hazardous Materials. No Hazardous Materials are or were used in the Seller’s Business, whether by Seller or any third party engaged by the Seller in connection with the production of any of the Products. For purposes of this Agreement, “Hazardous Material” shall mean any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or oil or other petroleum product, as any of the foregoing may be defined in any Environmental Law, where “Environmental Law” shall mean any and all applicable federal, state, county or local law, ordinance or regulation relating to the generation, discharge, release, containment, storage, transportation, disposal, assessment or cleanup of Hazardous Materials or other contaminants or similar materials, including without limitation the following: (1) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq.; (2) the Toxic Substances Control Act, 15 U.S.C. §2101 et seq.; (3) the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §136; (4) the Hazardous Materials Transportation Act, 49 U.S.C. §§1801 to 1812; (5) the Federal Water Pollution Control Act, 32 U.S.C. §1251 et seq.; (6) the Federal Solid Waste Disposal Act; (7) the Federal Clean Air Act, 42 U.S.C. §1857 et seq.; and (8) any other federal, state, county, or local statutes or implementing regulations (or any other statutes or implementing regulations of any other Governmental Entity) relating to, regulating, or having jurisdiction over, any environmental contamination, Hazardous Material, or release or threat of release of Hazardous Material. The Seller is, and has at all times been, in material compliance with all applicable Environmental Laws and has obtained and is in compliance with all required environmental permits and there are no claims pursuant to any Environmental Law pending or, to the knowledge of the Seller, threatened, against the Seller in connection with the conduct or operation of the Business or the ownership or use of the Assets.

V. Disclosure. The representations and warranties contained in this Section 4.1 and in the documents, instruments and certificates delivered by the Seller pursuant to this Agreement do not contain any untrue statement of fact or omit to state any material fact necessary in order to make the statements and information contained therein not misleading.

Section 4.2. Representations and Warranties by the Purchaser. The Purchaser represents and warrants to the Seller that:

A. Existence and Qualification of The Purchaser; Due Execution, Etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to be executed by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action and, assuming the due execution of this Agreement by the Seller, this Agreement and the Closing Documents to be executed by the Purchaser constitute valid and binding obligations of the Purchaser enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B. No Violation. Neither the execution or delivery by the Purchaser of this Agreement or the Closing Documents to be executed by the Purchaser nor the consummation of the transactions contemplated hereby or thereby: (i) violates or will violate any Order applicable to the Purchaser; or (ii) results or will result in a breach of or default under the Certificate of Incorporation of the Purchaser. No consent, authorization, or approval from, or registration or filing with, any Governmental Entity or other third party (not obtained or made as of the date hereof) is required to be obtained or made by or with respect to the Purchaser in order to perform its obligations under this Agreement.

ARTICLE V

Certain Covenants.

Section 5.1. Insurance. From and after Closing for a period of five years, the Seller shall maintain general liability and products liability insurance policies with coverage at levels the same as carried by the Seller prior to Closing, naming the Purchaser as an Additional Insured, either through its insurance carriers on the date hereof, or if there would be a material difference in cost, through the Purchaser’s insurance carriers. In the event that such insurance is provided through Purchaser’s insurance carriers and Purchaser is the primary insured thereunder, the Seller shall be named as an Additional Insured for such period. In either event, the Seller shall bear all costs of the maintenance of such insurance policies.

Section 5.2. Cooperation Regarding Taxes; Seller Tax Returns. From and after the Closing, each party will use commercially reasonable efforts to make available to the other party, upon written request and with the requesting party bearing responsibility for all of its out-of-pocket expenses therefor, such individuals who have been employed by or represented the other party whose assistance or participation is reasonably required by the requesting party in anticipation of, or preparation for, existing or future Legal Proceedings, Tax Return preparation, audits or other matters in which the requesting party or any of its Affiliates is involved and that is related to the other party. Each party will reasonably cooperate with the other party in the conduct of any Tax audit, claim for refund of Taxes or similar proceedings involving or otherwise relating to any of the Assets or the Seller (or the income therefrom or assets thereof). The Seller will prepare and file or cause to be prepared and filed all Tax Returns for the Seller that are required to be filed with respect to the Seller through the Closing Date. The Seller will pay or cause to be paid all Taxes required to be paid by Seller with respect to such Tax Returns. The Seller will pay all Taxes arising with respect to the Seller (or, if applicable, reimburse the Purchaser for the payment of such Taxes) attributable to taxable periods ending on or before the Closing Date or with respect to the allocable portion of any taxable period that includes but does not end on the Closing Date where the Purchaser is obligated to pay such Taxes. Each party shall pay 50% of any sales or excise Taxes applicable to the sale of Assets hereunder. For purposes of this Agreement, (i) “Tax” or

“Taxes” includes all federal, state, local, foreign and other taxes, assessments, or governmental charges of any kind whatsoever including, without limitation, income, franchise, capital stock, excise, property, sales, use, service, service use, leasing, leasing use, gross receipts, value added, single business, alternative or add-on minimum, occupation, real and personal property, stamp, workers’ compensation, severance, windfall profits, customs, duties, disability, registration, estimated, environmental (including Taxes under Internal Revenue Code Section 59A), transfer, payroll, withholding, employment, unemployment and social security taxes, or other taxes of the same or similar nature, together with any interest, penalties or additions thereon and estimated payments thereof, whether disputed or not, (ii) “Tax Return” or “Tax Returns” includes all returns, reports, information returns, forms, declarations, claims for refund, statements and other documents (including any amendments thereto and including any schedule or attachment thereto) in connection with Taxes that are required to be filed with a Governmental Entity or other tax authority, or sent or provided to another party under applicable Law, and (iii) all citations of the Internal Revenue Code of 1986, as amended, or to the treasury regulations promulgated thereunder in this Agreement shall include any amendments or successor provisions thereto.

Section 5.3. Further Assurances. Each party agrees that at or subsequent to the Closing, upon the written request of the other party, it will promptly execute and deliver or cause to be promptly executed and delivered any further assignment, instruments of transfer, bills of sale or conveyances, and shall otherwise cooperate with the other party, all to the extent reasonably necessary or desirable to vest fully in the Purchaser all of the Seller’s right, title and interest in and to the Assets or to otherwise confirm the transactions contemplated hereby, including without limitation any filings or correspondence with any regulatory agency, notified body or other person regarding Approvals, product recalls, adverse event reports and the like. The Seller also agrees that it shall, at the reasonable request of the Purchaser and at the Purchaser’s sole expense, use commercially reasonable efforts to enforce (a) the terms of any confidentiality, non-disclosure or non-competition agreement between the Seller and any third party and (b) any provisions relating to confidentiality, non-disclosure or non-competition contained in any other agreement to which the Seller is party, in each case if the Purchaser is harmed, or has a reasonable expectation of harm, due to the breach or potential breach of any such agreement or provisions by a third party.

Section 5.4. Restrictive Covenants.

A. Covenant Not to Compete or Disparage. Seller agrees that for a period of five (5) years commencing on the Closing Date (the “Restricted Period”), neither the Seller nor any Affiliate of the Seller will, directly or indirectly, own, manage, operate, finance, join, or control, or participate in the ownership, management, operation, financing or control of, or be associated as a partner, lender, investor or representative in connection with, or appoint any director, manager or other representative of, any profit or not-for-profit business or enterprise that: (i) engages in any Competitive Activity, (ii) interferes with the business relationship which the Purchaser has or may have with any past, existing or prospective customer or supplier of the Seller, or (iii) disparages the

Purchaser, the Business or the Products in any way. “Competitive Activity” shall mean the design, manufacture, sale or distribution of any of the Products, any products similar in design, form or function to the Products, or any products designed to directly treat varicosities of the lower extremities (legs). For the avoidance of doubt, technologies that treat other venous structures (including, but not limited to saphenous vein ablative technologies) do not constitute Competitive Activity, so long as they are not also indicated for treatment of varicosities in venous side branches or tributaries (excluding perforators).

Notwithstanding the foregoing, this Section 5.4(A) shall not prohibit or restrict the ability of the Seller or its Affiliates to beneficially own 5% or less of the outstanding stock of any company engaging in Competitive Activity provided such stock is publicly traded on a nationally recognized securities exchange.

B. Non-Solicitation and Non-Disclosure. The Seller shall not (a) at any time during the Restricted Period directly or indirectly solicit, induce or attempt to induce to enter the employ of the Seller or any other person or entity any employees of Seller who are employed by Purchaser for a period of at least 60 days following the Closing or (b) at any time after the Closing directly or indirectly divulge, or permit to be divulged to others, or use in any way any Proprietary Information. As used herein, the term “Proprietary Information” shall mean the terms of this Agreement and all confidential information concerning the Purchaser, the Business and the Assets, including client and customer lists, trade secrets, data, information, documents, inventions, developments, or forms owned or used by the Seller (on or prior to the Closing Date) included in the Assets transferred to the Purchaser pursuant to this Agreement, whether or not any of the foregoing is published or unpublished, protected or susceptible to protection under patent, trademark, copyright or similar laws and whether or not any party has elected to secure or attempted to secure such protection; provided however, that the Seller may disclose any Proprietary Information solely to the extent and in the circumstances reasonably (i) needed to be disclosed to a court of competent jurisdiction in order for the Seller to pursue any claim against (x) the Purchaser hereunder or (y) any other person pursuant to Section 5.3; (ii) required to be disclosed by a court of competent jurisdiction; or (iii) required by Law to be disclosed to a Governmental Entity; provided, however, that the Seller provides to the Purchaser reasonable advance opportunity, where practicable, to seek in camera or other protection with respect to such disclosure.

C. Equitable Relief. The Seller and the Purchaser each acknowledge that any breach of the covenants contained in Section 5.4(A) and (B) would cause an irreparable injury to the non-breaching party and that damages and remedies at law for any breach of any such covenant would be inadequate. The Seller and the Purchaser each acknowledge that, in addition to any other remedies available to the non-breaching party, the non-breaching party shall, without the necessity of proving actual damages or posting any bond or other security, be entitled to injunctive relief and other equitable relief to prevent a breach of any such covenant.

D. Judicial Determinations. It is the desire and intent of the parties to this Agreement that the provisions of this Section 5.4 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 5.4 shall be adjudicated to be invalid, ineffective or unenforceable, this Section 5.4 shall be deemed automatically amended to delete therefrom such provision or portion adjudicated to be invalid, ineffective or unenforceable, such amendment to apply only with respect to the operation of such provision in the particular jurisdiction with respect to which adjudication is made.

Section 5.5. Discharge of Liabilities. Without limiting the provisions of Sections 3.2 or 6.1 hereof, the Seller acknowledges that it is retaining all Excluded Liabilities and shall be solely responsible for the payment or discharge of any and all Excluded Liabilities. All excise, sales, use, transfer and all other Taxes incurred in connection with the sale of the Assets shall be borne 50% by the Seller and 50% by the Purchaser.

Section 5.6. Transition Services. The Seller shall use its commercially reasonable efforts to make Keith Jansen available at the Purchaser’s reasonable request (and Purchaser’s sole expense) for consultation for twelve months following the Closing Date on any matters related to the Business.

Section 5.7. Customer Transition. In order to facilitate the proper payment of invoices and the submission of new orders following the Closing Date, and to provide otherwise for a smooth transition of the Seller’s Business, the Purchaser and the Seller shall cooperate in the introduction of the Purchaser by Seller to customers of the Business, at the Purchaser’s option, and will direct customers to submit new orders for Products and to make payments to the Purchaser for Product shipped after the Closing Date. The Seller acknowledges that it may receive payment of Receivables or accounts receivable of the Purchaser. To the extent that the Seller receives any payments that should have been paid to the Purchaser, the Seller shall promptly (and in any event no later than five (5) Business Days thereafter) pay over to the Purchaser the amount of such payments. For a period of twelve (12) months following the Closing Date, the Seller and its Affiliates shall immediately forward by facsimile to the Purchaser all Product orders received from any customer.

Section 5.8. Regulatory Transfers. The Seller agrees to, and to cause its Affiliates and other business associates to, cooperate with the Purchaser (subject to Purchaser reimbursing Seller for any costs or other expenses incurred by Seller or its Affiliates related to regulatory transfers) following the Closing Date to transfer all regulatory approvals and product registrations of the Seller to the Purchaser or its designee. In connection therewith, the Seller shall execute and deliver to the Purchaser a regulatory letter in the form of Exhibit F to this Agreement at Closing. The Seller grants to the Purchaser the right to refer to the Seller’s regulatory filings related to the manufacture, marketing, sale and distribution of each of the Products. Upon request from the Purchaser, the Seller will supply the Purchaser with copies of such filings.

Section 5.9. Transition of Certain Employees. Notwithstanding anything in this Agreement to the contrary, the Seller agrees that the Purchaser may offer employment to any of the Seller’s Employees. The Seller shall be responsible for providing termination notices to any such Employees who elect to be employed by the Purchaser and for otherwise effecting such termination in compliance with applicable Laws. The Seller shall satisfy any amounts owing to such Employees at the time of their termination, including, but not limited to, wages owed, any amount owing for accrued vacation, any reimbursement of expenses and any other amounts required to be paid under applicable Law.

Section 5.10. Transfer of Tangible Assets; Books and Records. The Seller shall take all commercially reasonable efforts to ensure that all records of the Seller, to the extent constituting Assets, are provided to the Purchaser at Closing or as quickly thereafter as is practicable. Until at least September 30, 2013, the Seller shall maintain the Lease for the Premises, paying rental amounts as and when they are due, and shall permit the Purchaser to use and access the Premises for the purposes of transitioning the Business and the removal any and all of the Assets from the Premises. The Purchaser shall remove any and all of the Assets from the Premises upon reasonable notice to the Seller and no later than September 30, 2013. The Purchaser shall indemnify Seller for any accidents, damages or other claims as may arise from Purchaser, its employees or agents accessing the Premises or removing any Assets therefrom.

Section 5.11. Allocation of Purchase Price. The Seller and the Purchaser agree to use commercially reasonable efforts to agree upon the allocation of the consideration payable hereunder amongst the Assets within a reasonably prompt period following the Closing. The Seller and the Purchaser agree that their respective tax returns (including IRS Form 8594 – Asset Acquisition Statement) relating to the Transfer of the Assets hereunder will be consistent with such allocation.

Section 5.12. Public Statements. The parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and no party shall issue any press release or make any public statement prior to obtaining the other party’s prior approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure may be required by applicable Law or the rules of any stock exchange. The Seller acknowledges that the Purchaser may be required to file this Agreement and one or more of the Closing Documents with the United States Securities and Exchange Commission.

Section 5.13. Use of Seller Name and Address. The Purchaser shall be permitted to use the Seller’s “InaVein, LLC” trade name and the Seller’s address following the Closing Date solely in connection with: (i) the registration and the re-registration of the TRIVEX system and any disposables related to such system in China with the China Food and Drug Administration (the “CFDA”); (ii) the sale of Inventory sold to the Purchaser by the Seller pursuant to this Agreement; and (iii) the sale of any Product during the period between the Closing Date and the date that the Purchaser has made all necessary filings, and has received all necessary licenses, clearances, approvals and registrations, to sell such Product in China under the Purchaser’s name and address; provided, that the Purchaser shall use diligent efforts to accomplish such activities as soon as possible after Closing. The Seller shall maintain the current address of the Premises for receipt of mail until the earlier of (x) the date of the Purchaser’s receipt of the last Product approval from the CFDA and (y) August 31, 2014. In connection with clause (i) of this Section, the Seller shall execute and deliver to the Purchaser a limited Power of Attorney in the form of Exhibit G to this Agreement at Closing. The Seller shall not revoke the Power of Attorney at any time.

Section 5.14. CFDA Re-registration. The Purchaser shall submit all required documentation and shall pay all required fees through the appropriate channels to the CFDA as soon as practicable following the Closing Date in order to re-register the TRIVEX system and any disposables related to such system in China with the CFDA. Purchaser shall pay for all filing fees and expenses incurred in connection therewith or, if Seller advances any such fees or expenses (in its sole discretion), Purchaser shall reimburse Seller within five (5) Business Days of its request (from time-to-time) for any such reimbursements.

Section 5.15. Distributor Inventory. Until all Inventory held by any distributor of the Products is returned to the Purchaser, the Seller shall not pay any amounts owing to any such distributor. If by September 30, 2013, such distributors shall have failed to return to the Purchaser $122,000 or more in the aggregate of good, saleable Inventory, then within ten (10) Business Days of such date, the Seller shall pay to the Purchaser the difference between $122,000 and the value of good, saleable Inventory returned. Purchaser shall use commercially reasonable efforts to have all Inventory held by any distributor returned prior to September 30, 2013. Inventory that Purchaser elects in its sole discretion to have remain in any hospital or doctor’s office shall be deemed returned to Purchaser for purposes of this Section 5.15. The determination of the Inventory returned or returnable pursuant to this Section 5.15 shall be made without giving effect to the right of Purchaser in Section 1.2(A) to deem any Assets to be Excluded Assets following the Closing.

Section 5.16. Bill of Sale. Each of the Seller and the Purchaser shall perform all of their respective obligations set forth in the Bill of Sale and General Assignment and Assumption Agreement delivered at the Closing, the terms of which are incorporated in this Agreement.

ARTICLE VI

Indemnification; Survival of Representations and Warranties.

Section 6.1. Indemnification by Seller. The Seller hereby agrees to defend, hold harmless and indemnify the Purchaser and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (“Purchaser Parties”) from and against any actual damages or losses, assessments, claims, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) which arise out of or relate to:

A. any misrepresentation in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement, including without limitation in the Disclosure Schedule, or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Seller or its Affiliates pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B. any Liabilities of the Seller or its Affiliates, other than the Assumed Liabilities;

C. any recalls or replacements required of Purchaser or Seller by any competent Governmental Entity or otherwise deemed appropriate by mutual agreement of the Seller and the Purchaser related to any Product manufactured, sold or distributed prior to the Closing;

D. any claim, demand, action or proceeding initiated by any third party based upon infringement of a patent, trademark, copyright or trade secret, or similar intellectual property rights as a result of Seller’s use or practice of the Intellectual Property or conduct of the Seller’s Business;

E. any negligent or fraudulent act or omission or willful misconduct of the Seller or its employees, agents or representatives in the performance of this Agreement; and

F. without limiting the generality of the preceding clauses, any Taxes attributable to the Seller’s Business for all periods prior to Closing, and all other Taxes of the Seller or its Affiliates, in each case regardless of whether such losses, assessments, Liabilities, claims, damages, costs and expenses, or the facts or circumstances relating thereto, were disclosed hereunder or in the Disclosure Schedule or otherwise.

All such losses, assessments, liabilities, claims, damages, costs and expenses so arising out of or relating to any of the foregoing clauses (A) through (F), inclusive, of this Section 6.1, or the matters described therein, are referred to hereinafter as the “Purchaser’s Losses.”

Section 6.2. Indemnification by the Purchaser. The Purchaser hereby agrees to defend, hold harmless and indemnify the Seller and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (“Seller Parties”) from and against any losses, assessments, Liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) to the extent arising out of:

A. any misrepresentation in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Purchaser contained in this Agreement or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Seller pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B. the Purchaser’s failure, following the Closing, to perform, pay or discharge in accordance with their respective terms, the Assumed Liabilities; and

C. any negligent or fraudulent act or omission or willful misconduct of the Purchaser or its employees, agents or representatives in the performance of this Agreement.

All such losses, assessments, liabilities, claims, damages, costs and expenses so arising out of or relating to any of the foregoing clauses (A) through (C), inclusive, of this Section 6.2, or the matters described therein, are referred to hereinafter as the “Seller’s Losses.”

Section 6.3. Survival of Representations and Warranties; Baskets. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing. With the exception of specific performance which, pursuant to Section 5.4, may be sought by the Purchaser with respect to the covenants in such Section and other than with respect to claims for fraud, the indemnification obligations of the parties hereto are the exclusive remedy of the Purchaser and the Seller hereunder for any claim or breach or alleged breach of this Agreement. Subject to the preceding sentence and the exception contained therein, each party hereto waives any claim or cause of action against the other party, other than its indemnification rights set forth in Article VI and the right to enforce those indemnification rights in the event of any breach of this Article VI, and acknowledges that this is a material inducement for each party to enter into this Agreement. No action for a breach of any representation or warranty of the Seller shall be brought later than the date that is thirty months following the Closing Date, unless written notice by the Purchaser of a breach or alleged breach thereof has been provided to the Seller on or prior to such date; except that action for a breach of the Seller’s representations and warranties under Sections 4.1(G), 4.1(H), 4.1(J) or 4.1(K), respectively, and any and all indemnification obligations relating thereto, may be brought up to the earlier of (x) the fourth anniversary of the Closing Date and (y) ninety (90) calendar days following the expiration of the applicable statute(s) of limitation relating to any claim giving rise to the Purchaser’s Losses related thereto. For avoidance of doubt, no action may be initiated by any person for indemnification under this Agreement after the fourth anniversary of the Closing Date, unless written notice by such person of a breach or alleged breach thereof has been provided to the other party hereto on or prior to such date. The Purchaser Parties shall not be entitled to recover any of Purchaser’s Losses pursuant to Section 6.1 unless and until the Purchaser Parties’ aggregate claims therefor exceed $20,000, at which point the Indemnitor shall be obligated to reimburse the Indemnitee for all Purchaser’s Losses; provided, however, that this sentence shall not apply to (and be disregarded in its entirety with respect to) any breach by the Seller of its obligations under Section 3.2 or Section 5.15 of this Agreement. The Seller Parties shall not be entitled to recover any of Seller’s Losses pursuant to Section 6.2 unless and until the Seller Parties’ aggregate claims therefor exceed $20,000, at which point the Indemnitor shall be obligated to reimburse the Indemnitee for all Seller’s Losses; provided, however, that this sentence shall not apply to (and be disregarded in its entirety with respect to) any breach by the Purchaser of its obligations under Section 2.2 or 3.1 of this Agreement. Except in the case of fraud, in no event shall the aggregate liability of Seller pursuant to this Article VI (regardless of the nature of the claims, other than fraud) exceed the Purchase Price.

Section 6.4. Procedures.

A. In the event that any Legal Proceeding shall be threatened or instituted in respect to which indemnification may be sought by one party hereto from another party under the provisions of this Article 6, the party seeking indemnification (“Indemnitee”) shall, reasonably promptly after acquiring actual knowledge of such threatened or instituted Legal Proceeding, cause written notice in reasonable detail of such threatened or instituted Legal Proceeding covered by this indemnification, to be forwarded to the other party from which indemnification is being sought (“Indemnitor”); provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder, except to the extent, and only to such extent, that such failure to provide such notice actually and materially prejudices the Indemnitor’s ability to adequately defend such Legal Proceeding. In the case of any Loss not involving a Legal Proceeding, the Indemnitee shall, reasonably promptly after acquiring actual knowledge of such Loss, cause written notice in reasonable detail of such Loss covered by this indemnification, to be forwarded to the Indemnitor; provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder.

B. In the event of the initiation of any Legal Proceeding against an Indemnitee by a third party, the Indemnitor shall have the absolute right after the receipt of the notice described in Section 6.4(A), at its option and at its own expense, to be represented by counsel of its choice, and (subject to Section 6.4(C)) to defend against, negotiate, settle or otherwise deal with any Legal Proceeding or demand that relates to any Purchaser’s Losses or Seller’s Losses, as the case may be, indemnified against hereunder, and, in such event, the Indemnitee will reasonably cooperate with the Indemnitor and its representatives in connection with such defense, negotiation, settlement or dealings (and the Indemnitee’s costs and expenses arising therefrom or relating thereto shall constitute Purchaser’s Losses, if the Indemnitee is the Purchaser, or Seller’s Losses, if the Indemnitee is the Seller); provided, however, that the Indemnitee may directly participate in any such Legal Proceeding so defended with counsel of its choice at its own expense. However, if the Indemnitor fails to take reasonable steps necessary to defend diligently such third party claim within 10 Business Days after receiving written notice from the Indemnitee that the Indemnitee reasonably believes the Indemnitor has failed to take such steps or if the Indemnitor has not undertaken fully to indemnify the Indemnitee in respect of all such Purchaser’s or Seller’s Losses, as the case may be, relating to the matter and as and to the extent required hereunder, the Indemnitee may assume its own defense, and, in such event (a) the Indemnitor will be liable for all Purchaser’s or Seller’s Losses, as the case may be, reasonably paid or incurred in connection therewith, and (b) the Indemnitor shall, in any case, reasonably cooperate, at its own expense, with the Indemnitee and its representatives in connection with such defense.

C. Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld, conditioned or delayed, the Indemnitor will not enter into any settlement of any third party claim which would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder or which would otherwise adversely affect the Indemnitee, the Assets or the Business.

D. An Indemnitee shall use commercially reasonable efforts to pursue and collect any amounts payable under insurance policies on account of Purchaser’s Losses (if the Indemnitee is the Purchaser) or Seller’s Losses (if the Indemnitee is the Seller), but only if doing so will not result in (a) a material increase in premiums due then or in the future to procure comparable insurance or an increase in deductibles; or (b) a decrease in the levels of insurance or a change in the risks insured against; or (c) prejudice to the Indemnitee’s claims or rights to indemnification hereunder.

E. After any final judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement shall have been consummated, or the Indemnitee and the Indemnitor shall have arrived at a mutual agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnitee shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter, and the Indemnitor shall pay all of the sums so owing to the Indemnitee by wire transfer or certified or bank cashier’s check within 10 Business Days after the date of such notice. Subject to the limitations set forth in this Article VI, any and all Purchaser’s Losses or Seller’s Losses, other than those described in the preceding sentence (including Purchaser’s Losses or Seller’s Losses incurred in the absence of any threatened or pending Legal Proceeding, or Purchaser’s Losses or Seller’s Losses incurred after any such Legal Proceeding has been threatened or instituted but prior to the rendering of any final judgment or award in connection therewith), shall be paid by the Indemnitor on a current basis, and, without limiting the generality of the foregoing, the Indemnitee shall have the right to invoice the Indemnitor for such Purchaser’s Losses or Seller’s Losses, as the case may be, as frequently as it deems appropriate, and the amount of any such Purchaser’s Losses or Seller’s Losses, as the case may be, which are described or listed in any such invoice shall be paid to the Indemnitee, by wire transfer or certified or bank cashier’s check, within 10 Business Days after the date of such invoice. Notwithstanding the foregoing, the Purchaser’s claims for indemnification pursuant to this Article VI shall be satisfied first from the Holdback Amount, second from any other amounts that may be owing from the Purchaser to the Seller under Section 2.2(c), (d) or (e), and then, to the extent those funds are insufficient to pay all such claims, directly by the Seller pursuant to this Section 6.4.

F. To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the purchase price.

G. The amount of any Losses with respect to any indemnification claim hereunder shall be determined net of any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnitee with respect to such claim (such proceeds or payment to be paid over to the Indemnitor up to the amount paid by the Indemnitor if received after payment of the indemnification claim by the Indemnitor).

H. The parties agree that they shall use commercially reasonable efforts to mitigate any Losses that may give rise to claims for indemnification under this Article VI.

I. Upon payment of any amount pursuant to this Article VI, the Indemnitor shall be subrogated, to the extent of such payment, to all of the Indemnitee’s rights of recovery against any third party with respect to the matters to which such indemnification claim relates. The Indemnitor shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid by Indemnitor with respect to such Losses.

J. The Indemnitee agrees that it will not waive any statute of limitations or defense that would increase the liability of the Indemnitor without the consent of the Indemnitor, which shall not be unreasonably withheld, conditioned or delayed.

K. This Article VI shall survive the Closing and shall thereafter remain in full force and effect.

ARTICLE VII

Miscellaneous.

Section 7.1. Entire Agreement. This Agreement (including the Disclosure Schedule) together with all other Closing Documents (i) supersedes any other prior or contemporaneous agreement, whether written or oral, that may have been made or entered into by any party or any of their respective Affiliates (or by any director, officer or representative thereof) with respect to the subject matter hereof and (ii) constitutes the entire agreement of the parties hereto with respect to the matters provided for herein and there are no agreements or commitments by or among such parties or their Affiliates with respect to the subject matter hereof. No investigation or receipt of information by or on behalf of the Purchaser will diminish or obviate any of the representations, warranties, covenants or agreements of the Seller under this Agreement or the conditions to obligations of the Purchaser under this Agreement.

Section 7.2. Amendments. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Purchaser and the Seller.

Section 7.3. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns. This Agreement is freely assignable by the Purchaser but may not be assigned by the Seller, including without limitation by operation of law, without the prior written consent of the Purchaser; provided, however, that any such assignment by the Purchaser shall not relieve it of its obligations hereunder. For purposes of this Section 7.3, the term “assignment” shall include the consolidation or merger of a party with and into a third party or the sale of all or substantially all of the assets or business of a party. Any attempted assignment in violation of this Section 7.3 shall be null and void.

Section 7.4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original for all purposes and all of which together shall constitute one and the same instrument.

Section 7.5. Headings and Section References. The headings of the sections and paragraphs of this Agreement are included for convenience only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. All section references herein, unless otherwise clearly indicated, are to sections within this Agreement.

Section 7.6. Waiver. No failure or delay by either the Purchaser or the Seller in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law.

Section 7.7. Expenses. The Seller and the Purchaser shall each pay all of their own respective costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 7.8. Notices. Any notice, request, instruction or other document to be given under this Agreement by any party hereto to any other party shall be in writing and delivered by email and delivered personally, dispatched by facsimile transmission or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid:

If to the Seller, at the following address:

InaVein, LLC

c/o Frank Pinto

23 Alba Road

Wellesley Hills, Massachusetts 02481

Facsimile (c/o David Pedley): 502-214-3121

Email: frank@egcapitallp.com

With a required copy (which shall not constitute notice) to:

David M. Pedley, Esq.

Pedley & Millin, PLLC

3773 Cherry Creek North Drive, Suite 575

Denver, Colorado 80209

Facsimile: 502-214-3121

Email: dpedley@pedleymillin.com

If to the Purchaser, at the following address:

63 Second Ave

Burlington, Massachusetts 01803

Attn.: Legal Department

Facsimile: 781-425-5049

Email: legal@lemaitre.com

or at such other address for a party or as shall be specified by like notice. Any notice that is delivered personally in the manner provided herein shall be deemed to have been duly given to the person or entity to which it is directed upon actual receipt by such party (or its agent for notices hereunder). Any notice by facsimile transmission shall be deemed to have been duly given to the person or entity to which it is addressed upon transmission and confirmation of receipt. Any notice that is addressed as provided herein and mailed by registered or certified mail shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such party, on the third calendar day after the day it is so placed in the mail. Any notice that is addressed as provided herein and sent by a nationally recognized overnight courier service shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such person or entity, on the next Business Day following its deposit with such courier service for next day delivery.

Section 7.9. Governing Law. This Agreement and the legal relations among the parties hereto shall be governed and construed in accordance with the substantive Laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflict of laws thereof.

Section 7.10. Severability. If any provisions hereof shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provisions shall be of no force and effect, but the illegality or unenforceability shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement.

Section 7.11. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

Section 7.12. Consent to Jurisdiction. Each party agrees that, in the event such party elects to initiate litigation against the other party, such party will file such litigation in the state or federal courts of Massachusetts. Each party hereby expressly and irrevocably waives any claim or defense in any action or proceeding brought in said jurisdictions based on any alleged lack of personal jurisdiction, improper venue, forum non conveniens or any similar basis.

Section 7.13. Certain Definitions and Interpretive Matters.

A. Certain Definitions. Unless the context otherwise requires, (i) the term “Affiliate” means, with respect to any person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that other person, where “control” means, for purposes of the definition of “Affiliate”, having direct or indirect power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise; (ii) the term “Business” means the manufacture, marketing, distribution and sale of the Products and the repair and servicing of the Products; (iii) “Business Day” means each day other than a Saturday, Sunday or a day upon which national banks in Boston, Massachusetts are closed for ordinary domestic banking business; (iv) “Disclosure Schedule” or “Schedules” means the Schedules attached hereto, which Schedules are incorporated herein and made a part hereof fully as if the same were herein set forth in their entirety; (v) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, and references to “GAAP” shall be to United States Generally Accepted Accounting Principles, consistently applied; (vi) the term “Governmental Entity” means any local, county, state, district, provincial, national or other government and any agencies, departments or instrumentalities thereof, and specifically includes any judicial or administrative body or tribunal; (vii) the term “knowledge” means the actual knowledge of any of Frank Pinto, Keith Jansen and Carl Wisnosky after reasonable inquiry. (viii) the term “Laws” means any United States or non-United States national, state, county or local statute, law, ordinance, rule, regulation, order, judgment or ruling; (ix) “Legal Proceedings” means any claim, action, suit, arbitration or judicial, administrative, investigative or other proceeding, brought by, before or under the jurisdiction of any Governmental Entity, including without limitation, lawsuits brought by third parties; (x) “Material Adverse Effect” means any fact, circumstance, event, change or effect that is, or would reasonably be expected to be, materially adverse to the Assets or the financial condition or prospects of the Seller or the Business; and (xi) “or” is disjunctive but not necessarily exclusive.

B. Interpretive Matters. No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

IN WITNESS WHEREOF, the Purchaser and the Seller have caused this Agreement to be executed as a contract under seal by their duly authorized respective officers, all as of the date first written above.

PURCHASER:	LEMAITRE VASCULAR, INC.

	By:	/s/ David B. Roberts
	Name:	David B. Roberts
	Title:	President

SELLER:	INAVEIN, LLC

	By:	/s/ Keith Jansen
	Name:	Keith Jansen
	Title:	President & CEO

The exhibits and schedules attached to this Exhibit 2.1 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Copies of these schedules will be provided to the Securities and Exchange Commission upon request. A list of those exhibits and schedules appears below:

Exhibits:

Exhibit A - Officer’s Certificate

Exhibit B - Bill of Sale and Assignment and Assumption Agreement

Exhibit C - Patent Assignment Agreement

Exhibit D - Trademark Assignment Agreement

Exhibit E - Non-competition Agreement

Exhibit F - Regulatory Letter

Exhibit G - Power of Attorney

Schedules:

1.2(A)(2)	Inventory
1.2(A)(10)	Other Business Assets
1.2(B)(13)	Other Excluded Assets
3.1	Service Agreements
2.3	Closing Documents
4.1(B)	Required Consents, Authorizations, Approvals, Registration Filings
4.1(C)	Financial Statements
4.1(E)(1)	Purchased Commitments and Excluded Commitments
4.1(E)(3)	Approvals
4.1(E)(4)	Business Commitments
4.1(F)	List of Assets
4.1(H)	Intellectual Property
4.1(J)	List of Countries where Product is Approved, Cleared or Registered for Sale
4.1(K)(1)	Employee Plans
4.1(K)(3)	List of Employees
4.1(L)	List of Suppliers
4.1(M)	Insurance Policies
4.1(O)	Inventory
4.1(P)	Customers
4.1(S)	Accounts Payable and Accounts Receivable